UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 001-39805

Qilian International Holding Group Limited

(Registrant’s name)

Jiuquan Economic and Technological Development Zone
Jiuquan City, Gansu Province, 735000

People’s Republic of China
+86-028-64775180

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Registrant’s Certifying Accountant

On January 4, 2023, the Company’s Audit Committee and Board of Directors approved the proposed appointment of ZH CPA,LLC (“ZH”) as the Company’s independent registered public accounting firm, dismissing the Company’s previous independent public accounting firm, Marcum Asia CPAs LLP (“Marcum Asia”), on the same date.

Marcum Asia served as the Company’s independent public accounting firm since November 15, 2022. During the Company’s engagement of Marcum Asia until January 4, 2023, there were no disagreements between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Company’s consolidated financial statements for such period. During the Company’s engagement of Marcum Asia until January 4, 2023, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years ended September 30, 2020 and 2021 and any subsequent interim period prior to engaging ZH, neither the Company nor anyone on its behalf consulted ZH regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that ZH concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

The Company has provided Marcum Asia with a copy of the disclosures the Company is making in this Current Report on Form 6-K and has filing as Exhibit 16.1 the letter from Marcum Asia stating that Marcum Asia agrees or has no basis to agree or disagree with the disclosures made herein.

Exhibits.

16.1	Letter from Marcum Asia CPAs LLP dated January 10, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qilian International Holding Group Limited

Date: January 10, 2023	By:	/s/ Zhanchang Xin
	Name:	Zhanchang Xin
	Title:	Chief Executive Officer